UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               Form 12b-25

                       NOTIFICATION OF LATE FILING

  X  Form 10-K  ___Form 20-F  ___Form 11-K  ____ Form 10-Q  ___Form N-SAR

                   For Fiscal Year Ended March 31, 2008

                      Commission file number 1-7375
                                             ------

PART I - REGISTRANT INFORMATION


                           COMMERCE GROUP CORP.
                           --------------------
                          Full Name of Registrant

                          6001 NORTH 91ST STREET
                          ----------------------
        Address of Principal Executive Offices (street and number)

                         MILWAUKEE, WISCONSIN 53225
                         --------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate).

_____  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X    (b)  The subject annual report, semi-annual report, transition
-----       report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
            Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
            or the subject quarterly report or transition report on Form
            10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

-----  (c)  The accountant's statements or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

            State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The annual report of the Registrant on Form 10-K could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Edward A. Machulak         (414)             462-5310
     ------------------         -----             --------
     Name                     Area Code       Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       X   Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      X  Yes   ____ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has changed its accounting procedures per the Securities and Exchange Commission's recommendations.

                           COMMERCE GROUP CORP.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2008       	         /s/ Edward A. Machulak
                                      -----------------------------
                                      Edward A. Machulak, President